SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2005
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE   7 MARCH 2005
CONTACT: ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)        Name of company AMVESCAP PLC

2)         Name of shareholder having a major interest

          AIC Limited, AIC Investment Services Inc., Mutual Funds Managed by AIC Limited and Accounts Managed by AIC Investment Services Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF HOLDINGS OF AIC LIMITED and AIC INVESTMENTS SERVICES INC. AGGREGATED WITH HOLDINGS OF MUTUAL FUNDS MANAGED BY AIC LIMITED AND ACCOUNTS MANAGED BY AIC INVESTMENT SERVICES INC.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          NAME                                                                        ORDINARY SHARES
          AIC GLOBAL ADVANTAGE FUND                                                         1,410,000
          AIC ADVANTAGE FUND                                                               12,982,985
          AIC ADVANTAGE FUND II                                                            10,781,786
          AIC ADVANTAGE II CORPORATE CLASS                                                     16,579
          AIC GLOBAL ADVANTAGE CORPORATE CLASS                                                134,442
          AIC DIVERSIFIED CANADA FUND                                                       1,933,329
          AIC DIVERSIFIED CANADA CORPORATE CLASS                                               42,330
          AIC AMERICAN ADVANTAGE FUND                                                         966,673
          AIC AMERICAN ADVANTAGE CORPORATE CLASS                                               44,840
          AIC GLOBAL DIVERSIFIED FUND                                                         388,733
          AIC GLOBAL DIVERSIFIED CORPORATE CLASS                                               43,723
          AIC WORLD EQUITY FUND                                                             1,586,143
          AIC WORLD EQUITY CORPORATE CLASS                                                    113,480
          AIC GLOBAL BALANCED FUND                                                             25,286
          AIC GLOBAL FINANCIAL SPLIT CORP.                                                    225,000
          AIC INVESTMENT SERVICES INC. (INCLUDING MANAGED ACCOUNTS)                           210,300
          AIC LIMITED                                                                       1,447,161

5)        Number of shares/amount of stock
          acquired                                      NOT DISCLOSED

6)        Percentage of issued class                    -%

7)        Number of shares/amount of stock disposed     -

8)        Percentage of issued class                    -%

9)        Class of security                             ORDINARY SHARES

10)       Date of transaction                           10 DECEMBER 2004

11)       Date company informed                         4 MARCH 2005

12)       Total holding following this notification     32,352,790

13)       Total percentage holding of issued class following this
          notification                                  3.99%

14)       Any additional information See Attachment A

15)       Name of contact and telephone number for queries ANGELA TULLY
          TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

          A. TULLY AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification       7 MARCH 2005

                                  ATTACHMENT A


AIC Limited ("AIC") is a corporation incorporated under the laws of Ontario. AIC's wholly owned subsidiary AIC Investment Services Inc. ("AISI") is the portfolio manager of certain accounts (including the Funds and other investment advisor accounts) and AIC is the manager and trustee of certain mutual funds in Ontario (collectively the "Funds") which are owners of record of the securities of the AMVESCAP PLC ("AMVESCAP"). AISI is qualified to act as an investment adviser to the Funds in Ontario, Canada pursuant to a registration under the Securities Act Ontario. AISI is registered as an investment adviser under
Section 203 of the Investment Advisers Act of 1940. AIC as trustee of the Funds, shares with the Funds the power to direct the voting and disposition of the shares of the AMVESCAP held by the Funds. Michael Lee-Chin holds indirectly through his sole ownership of Portland Holdings Inc. approximately 95% of the voting equity securities of AIC and consequently he may be deemed under United States securities law to beneficially own the shares of the AMVESCAP held by AIC as trustee of the Funds and by the Funds, although he disclaims beneficial ownership of such holding. Mr. Lee-Chin is a citizen and resident of Canada.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  7 March, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary